SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 1, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Enclosures:

1.               Nokia press release dated July 6, 2007: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated July 11, 2007: Skype now available for the Nokia N800 Internet Tablet

3.               Nokia press release dated July 24, 2007: Nokia acquires Twango to offer a comprehensive media sharing experience

4.               Nokia Siemens Networks press release dated July 2, 2007: Nokia Siemens Networks to invest USD 100 million to strengthen its operations in India

5.               Nokia Siemens Networks press release dated July 3, 2007: Bharti Airtel and Nokia Siemens Networks sign Memorandum of Understanding for a USD 900 Mn. end-to-end network expansion

6.               Nokia Siemens Networks press release dated July 13, 2007: Agreement on job reduction in restructuring of Nokia Siemens Networks GmbH & Co KG in Germany

PRESS RELEASE

July 6, 2007

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 959 931 shares of Nokia Corporation (“Nokia”) were subscribed for between 5.6.2007 - 2.7.2007 based on Nokia’s 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 13 693 901.23, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date July 6, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 931 732 067 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 11, 2007

Skype now available for the Nokia N800 Internet Tablet

Espoo, Finland and Luxembourg – Skype(TM) is now available on the Nokia N800 Internet Tablet, bringing Skype conversations anywhere in the world where there is an available wireless internet connection (WiFi).

“Skype is the recognized leader in internet calling, with more than 196 million registered users worldwide. The Nokia N800 gives people easy access to the Internet and it’s a natural step that they will want to make Skype calls away from their desktop.” said Ari Virtanen, Vice President, Convergence Products, Nokia. “Consumers can now start enjoying the benefits of Skype on the Nokia N800 and experience a free and easy way to stay in touch with friends, family and business colleagues around the world.”

Skype for the Nokia N800 will be available for download for existing users. There will also be Skype download links on the latest release of Nokia N800 devices which will be available at retail and on the Skype online store. From coffee shops and public parks to offices to hotels or even on the beach – users will now be able to make Skype calls anywhere they can find a WiFi hotspot.

“Skype for the Nokia N800 is another important step in our mobility strategy,” said Eric Lagier, Skype’s head of business development for Mobile. “Our users are no longer just using Skype on their computer desktops. With the growth of mobile devices and WiFi, consumers expect to be connected wherever they are, at the office, at home or on the move. Making Skype available on such an innovative, portable device, lets us bring internet conversations to the mobile masses.”

Today, Skype is enjoyed by over 196 million people worldwide. Users download Skype software to make free voice and video calls and send instant messages over the Internet, between Skype users. Skype also offers paid-for services which let users make and forward calls to landlines and mobile phones at low per-minute rates. To enhance the Skype user experience, leading manufacturers such as Nokia have developed products that give users the additional flexibility to place and receive Skype calls wherever they are.

Support for Skype for the Nokia N800 is available with the feature upgrade release to the latest OS 2007 edition. The feature upgrade also introduces Adobe® Flash® 9 browser plug-in taking a step forward in web compatibility, support for largercapacity memory cards and considerably enhanced online use-times among other improvements. The OS upgrade is immediately installable from www.nokia.com/N800.

Notes to editors:

High resolution photos of Nokia N800 with Skype client can be found at: www.nokia.com/press/photos

About Skype

Skype sets conversations free by providing new and easy ways to stay in touch over the internet. Millions of people every day make free Skype-to-Skype voice and video calls and send instant messages using our software. Some pay a little per minute for long-distance and international calls to phones and mobiles and for SMS, voicemail and call forwarding, or they buy plans that give unlimited calls nationwide.

We certify and sell hundreds of hardware products from over 50 partners and work with third-party developers to create software to extend Skype’s functionality. Skype has been downloaded more than half a billion times and over 196 million people from almost every corner of the globe have registered.

Skype is an eBay company (NASDAQ: EBAY), and you can learn more and get Skype at www.skype.com.

Access to a broadband Internet connection is required for Skype and all Skype Certified devices and accessories. Skype is not a replacement for your traditional telephone service and cannot be used for emergency calling.

Skype, SkypeIn, SkypeOut, Skype Me, Skype Certified, Skypecasts, associated logos and the “S” symbol are trademarks of Skype Limited.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparelled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access to information and to capture and share pictures and videos, on the go. www.nseries.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

Kaplow PR

Chaim Haas (for Skype)

Tel. +1 212 221 1713

chaas@kaplowpr.com

www.nokia.com

PRESS RELEASE

24 July 2007

Nokia acquires Twango to offer a comprehensive media sharing experience Share photos, video and other media through virtually any connected device

Espoo, Finland - Nokia and Twango today announced that Nokia has acquired substantially all assets of Twango (www.Twango.com). Twango provides a comprehensive media sharing solution for organizing and sharing photos, videos and other personal media. By acquiring Twango, Nokia will be able to offer people an easy way to share multimedia content through their desktop and mobile devices. In addition to key assets, through this transaction Nokia is bringing on a seasoned team with strong social media and Web services expertise.

“The Twango acquisition is a concrete step towards our Internet services vision of providing seamless access to information, entertainment, and social networks – at anytime, anywhere, from any connected device, in any way that you choose. We have the most complete suite of connected multimedia experiences including music, navigation, games, and – with the Twango acquisition – photos, videos, and a variety of document types,” said Anssi Vanjoki, Executive Vice President and General Manager, Multimedia, Nokia. “When you combine a Nokia Nseries multimedia computer that is always on, always connected, and always with you together with a rich media sharing destination like Twango, people will have exciting new ways to create and enjoy rich media experiences in real time.”

Twango, a privately-owned company founded by former Microsoft veterans, is headquartered in Redmond, Washington, USA. Twango’s versatile platform makes organizing, sharing, and republishing media such as photos, videos and audio clips easy. Unlike many other social media services, Twango supports multiple media types and offers a comprehensive array of options for people to manage, share, and repurpose their personal media content. Twango offers a great destination experience on desktop computers and mobile devices, as well as a powerful platform that allows developers to create companion applications, connect with mobile devices, and integrate with other Web services.

“Nokia’s unique vision for social media aligns perfectly with Twango,” said Twango co-founder, Jim Laurel. “It’s really exciting to imagine what we can achieve by combining our social media experience with the resources of a company that has played such a major role in shaping the mobile landscape. Now, we will have the resources to deliver on our vision to enable people to capture and enjoy their personal media on mobile devices, desktop computers and in all the other places that are important to them.”

Twango co-founder, Serena Glover, adds “As a result of this acquisition, we will aggressively build out our team in the Seattle area, allowing us to deliver a superior global media sharing service.”

Equipped with high-quality megapixel cameras and mobile broadband connections, Nokia devices have revolutionized the way people create content, blog and participate in online communities. In 2006, Nokia sold over 140 million connected cameras, and its devices are rapidly becoming the world’s primary source of images and videos. Nokia offers people new media sharing experiences, such as combining GPS-based location information with photos and videos.

Notes to editors:

High resolution photos of Twango service can be found at: www.nokia.com/press/photos

For further information, please see Frequently Asked Questions (FAQ) at:  www.nokia.com/NOKIA_COM_1/Press/Materials/NokiaTwangoFAQ.pdf

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks. www.nokia.com

About Twango

Twango is a next generation social media sharing service that offers a comprehensive, integrated solution for people to organize, share, and republish all their personal media, publicly or privately, Twango enables people to share all media types such as pictures, videos, audio clips, and a variety of documents types – more than 110 file types in all. For more information, visit www.Twango.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services  and solution deliveries; B) our ability to develop, implement and commercialize new products,services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia

Communications, Americas

Media Relations

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Investor Contacts:

Nokia

Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

Twango

Michele Mehl

Buzz Builders

Tel. +1 425 205 9444

Email: michele@buzzbuilders.net

Deanna Leung

Buzz Builders

Tel. +1 206 915 0512

Email: deanna@buzzbuilders.net

www.nokia.com

Press Release

New Delhi, India - July 02, 2007

Nokia Siemens Networks to invest USD 100 million to strengthen its operations in India

Nokia Siemens Networks today announced its plans to invest USD 100 million in India over the next three years as a part of its commitment to develop a strong telecommunications environment in India. This is to better address and drive the growth of Indian mobile industry and to better serve its customers. This investment will include setting up a proposed telecommunication equipment manufacturing facility in Tamil Nadu for wireless network equipment, new offices across various cities, additional development of an existing R&D centre, and expanding the Global Networks Solution Centre.

The investment plans were announced by Simon Beresford-Wylie, CEO, Nokia Siemens Networks on the first day of his three day visit to India. This is his first visit to the country as head of the newly formed company. Said Beresford-Wylie, “The Indian telecommunications market is entering a next wave of growth; one that will see a rapid build out of mobile and broadband networks outside the major cities and delivery of a host of new services to consumers across the country. To address this growing local demand, and reduce the overall time to market of products and services to our operator customers, we are investing in strengthening our local presence and creating a strong ecosystem in India.”

The proposed facility aims to address the strong market demand in India and will manufacture high end equipment. Nokia Siemens Networks will also establish a network of suppliers with focus on increased localized sourcing. The construction work at the site will begin later this year and commercial production is expected to begin in 2008.

“Nokia Siemens Networks has experienced strong business success since the launch of its operations in India,” said Ashish Chowdhary, Head of India Sub-region, Nokia Siemens Networks. “With our extensive managed services capability and end to end product portfolio, we are committed to building a strong local telecommunication ecosystem in India to address and drive the growth of the Indian mobile industry.”

In India, Nokia Siemens Networks is the largest telecommunications equipment vendor* and  the leader in managed services. A leading supplier to all the major GSM operators in the country, Nokia Siemens Networks serves its customers with a best-in-class portfolio, a strong presence in the growing services market, a powerful global R&D team, and a huge global installed base. Nokia Siemens Networks’ operations in India include Sales & Marketing, Research & Development, Manufacturing and Global Networks Operations Centre. Headquartered at Gurgaon, the company has presence in over 170 locations across the country.

*as reported by Voice & Data Top 100 Survey, India

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion Euro in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Media Enquiries

Sangita Sanju

Nokia Siemens Networks

Communications India

Phone: +91 (124) 2345100-133

sangita.sanju@nsn.com

Nokia Siemens Networks

Media Relations

Phone: +358 7180 31451

mediarelations@nsn.com

Press Release

New Delhi, India, July 03, 2007

Bharti Airtel and Nokia Siemens Networks sign Memorandum of Understanding for a USD 900 Mn. end-to-end network expansion

- Among the largest GSM expansion deals in India

- Largest Next Generation Network (NGN) deal in the country for 1.8 million lines for National Long Distance and International Long Distance Network making Nokia Siemens Networks the leading supplier of fixed line equipment to Airtel

- Major expansion of International Calling Card prepaid service adding 4.5 million new users capacity to Airtel network

Bharti Airtel Limited, India’s leading private telecom services provider and Nokia Siemens Networks today strengthened their partnership further by signing a Memorandum of Understanding for a USD 900 Mn. (approx.) expansion contract across Airtel’s mobile, fixed and Intelligent Network platforms. In the first multi platform network contract of its kind to be awarded in India, Nokia Siemens Networks will expand Airtel’s GSM network in eight circles; its National Long Distance and International Long Distance network with 1.8 million Next Generation Network (NGN) ports – the largest ever NGN contract in the country – and its International Calling Card prepaid service capacity by 4.5 million news users. The GSM and NGN expansions are planned over two years and the International calling cards expansion over three years.

The Memorandum of Understanding was signed between Mr. Manoj Kohli, President and CEO of Bharti Airtel, and Mr. Simon Beresford Wylie, CEO of Nokia Siemens Networks.

Commenting on the partnership, Mr. Kohli said, “Bharti Airtel is undertaking a massive expansion and integration exercise across its mobile and fixed networks to significantly augment its service delivery capacity. Today’s comprehensive network expansion contract is a reflection of this vision. Nokia Siemens Networks with its industry leading product portfolio and strong services capabilities is the strategic partner for Bharti Airtel to deliver on its vision of world class telecom services to its customers.”

“We are honored to be awarded this first of its kind end to end network expansion contract by Bharti Airtel. Nokia Siemens Networks has been a strong partner in Bharti Airtel’s growth and this contract establishes us as the leading integrated partner across their networks,” said Mr. Beresford-Wylie. “Nokia Siemens Networks has the experience and expertise in delivering integrated solutions and services and will enable Bharti Airtel to tap new market opportunities driven by convergence, optimize network performance and costs and continue to grow market share,” he added.

The two year GSM expansion will cover the eight existing circles of Mumbai, Maharashtra & Goa, Gujarat, Madhya Pradesh & Chattisgarh, Bihar & Jharkhand, Orissa, Kolkata and West Bengal, where Nokia Siemens Networks already provides equipment and Managed Services.

The expansion will enable Airtel to rapidly expand its geographical footprint to rural India and increase its overall network capacity.

The contract includes network planning, implementation and project management, handling of local logistics and materials as well as system integration for the base station sites.

Nokia Siemens Networks has one of the world’s largest services networks with more than 20,000 dedicated professionals and outstanding execution capability. The network will be continued to be supported by the multitechnology, multivendor NetAct(TM) network and service management system. Nokia Siemens Networks will deploy the latest state of art GSM equipment such as Flexi Edge and Ultrasite BTS, BSC3i, 3GPP-based mobile softswitching solution including 3G capable MSC Servers and Media Gateways, and transmission network including PDH & SDH.

For the two year Fixed Network expansion, Nokia Siemens Networks will deploy 1.8 million Next Generation Networks ports across Airtel’s National Long Distance and International Long Distance. The largest NGN expansion exercise in the country will allow Airtel to consolidate its position as a leading fixed line operator covering Class 4 – Long Distance National and International Switches. Nokia Siemens Networks will deploy its complete IP trunking solution with SURPASS hiE 9200 softswitches, SURPASS hiG 1200 media gateways and SURPASS hiR 200 media servers. For optimized support of international traffic, some of the components will be deployed in other countries.

The three year International Calling Cards services expansion will see Airtel more than quadruple its capacity and adequately address its calling card business expansion to tap more international markets. The calling card prepaid service will be supported by Nokia Siemens Networks’ flexible IN@vantage platform for intelligent services. It also allows Bharti to increase network traffic and related revenues by addressing specific market segments and user expectations with dedicated communication solutions.

Both Nokia and Siemens have been associated with building Airtel’s mobile and fixed networks. The previous major deal for GSM expansion that was signed last year between Nokia and Bharti was valued at $ 400m.

About Bharti Airtel

Bharti Airtel Limited, a group company of Bharti Enterprises, is one of India’s leading private sector providers of telecommunications services with an aggregate of 42.68 million customers as of end of May 31’07, consisting of 40.74 million mobile customers. Bharti Airtel has been rated among 10 best performing companies in the world in the BusinessWeek IT 100 list 2006.

Bharti Airtel is structured into three strategic business units - Mobile services, Broadband & Telephone (B&T) services and Enterprise services. The mobile business provides mobile & fixed wireless services using GSM technology across 23 telecom circles. The B&T business provides broadband & telephone services in 94 cities. The Enterprise services provide end-to-end telecom solutions to corporate customers and national & international long distance services to carriers. All these services are provided under the Airtel brand. Airtel’s high-speed optic fibre network currently spans over 40,000 kms covering all the major cities in the country. The company has two international landing stations in Chennai that connects two submarine cable systems - i2i to Singapore and SEA-ME-WE-4 to Europe. For more information, visit www.bhartiairtel.in

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

In India, Nokia Siemens Networks is the largest telecommunications equipment vendor* and the leader in managed services. A leading supplier to all the major GSM operators in the country, Nokia Siemens Networks serves its customers with a best-in-class portfolio, a strong presence in the growing services market, a powerful global R&D team, and a huge global installed base. Nokia Siemens Networks’ operations in India include Sales & Marketing, Research & Development, Manufacturing and Global Networks Operations Centre. Headquartered at Gurgaon, the company has presence in over 170 locations across the country.

*as reported by Voice & Data Top 100 survey

Media Enquiries

Nokia Siemens Networks

Sangita Sanju

Nokia Siemens Networks

Communications India

Phone: +91 (124) 2345100-133

sangita.sanju@nsn.com

Nokia Siemens Networks

Media Relations

Tel. +358 7180 31451

Bharti Airtel

Raza Khan

+91 98713 91881

raza.khan@bharti.in

Ashutosh Sharma

+91 98187 63772

ashutosh.s@bharti.in

Press Release

Munich, Germany – July 13, 2007

Agreement on job reduction in restructuring of Nokia Siemens Networks GmbH & Co KG in Germany

Employer and employee representatives close negotiations successfully. Package of measures for reduction of 2,290 jobs in a socially acceptable manner. Focus is on three locations in Munich with job reductions totalling 1,500 and about 450 in Berlin.

After thorough consultations and intensive negotiations between employer and employee representatives of Nokia Siemens Networks GmbH & Co KG a final agreement on restructuring has now been reached. Both sides confirmed the need for the reduction of 2,290 jobs they had already agreed on. Primarily affected are the three sites in Munich with reductions totalling 1,500 jobs and the site in Berlin with the reduction of about 450 jobs. Both sides agreed on comprehensive measures in order to implement the job reductions in a socially acceptable manner. The job reductions result from overlaps in different areas and functions of the new merged company, adjustments in the product portfolio and in Sales as well as from more efficient processes.

The agreement includes measures supporting the search for new jobs, terms and conditions for voluntary termination of employment contracts and plans for placement and qualification of employees affected by the job reductions as well as offerings for older employees. Both sides consider the agreement as a positive way to implement the necessary job reductions in a socially acceptable way.

As Germany is the largest location of the worldwide operating company, Nokia Siemens Networks Germany has a key role in the group. Both sides are aware of the importance innovation play and agreed to strengthen the innovation capabilities of the company through a common innovation initiative supporting the long-term prospects of Germany as location for Nokia Siemens Networks.

About Nokia Siemens Networks
Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications. www.nokiasiemensnetworks.com

Media Enquiries

Stefan Mueller

Telefon: +49 (0) 175 265 46 62

E-Mail: stefan.mueller@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel